SCHEDULE 13D

CUSIP No. 15100K201	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.
____________________________________________________________________________________
(Name of Issuer)

Common Stock, $.0001 par value
____________________________________________________________________________________
(Title of Class of Securities)

15100K201
_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C.  20006 (202) 261-3385
____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2013
______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15100K201	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 240,000 Shares
	8	SHARED VOTING POWER 3,843,168 Shares
	9	SOLE DISPOSITIVE POWER 240,000 Shares
	10	SHARED DISPOSITIVE POWER 3,843,168 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,843,168 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.90%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 15100K201	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 3,603,168 Shares
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 3,603,168 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,168 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.59%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 15100K201	Page 4 of 5 Pages

ITEM 1.               Security and Issuer

This Amendment No. 14 to the Statement on Schedule 13D heretofore filed on October 20, 2006 is filed with respect to the common stock, $0.0001 par value (“Common Stock”), of Chelsea Therapeutics International, Ltd. (the “Company”).  The address of the Company is 3530 Toringdon Way, Suite 200, Charlotte, North Carolina 28277.  The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. (“ECH”), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the “Reporting Persons”) to reflect the following amendments to Item 3, Item 4 and Item 5.

ITEM 3.               Source and Amount of Funds or Other Consideration

Since June 17, 2013, the Reporting Persons have sold 798,998 shares of Common Stock for an aggregate consideration (exclusive of brokers’ commissions) of $2,414,349.16.  In addition, since June 17, 2013, the Reporting Persons have sold short 10,000 shares of Common Stock and purchased 10,000 shares of Common Stock, for an aggregate consideration (exclusive of brokers’ commissions) of $33,238.00 and $31,271.00, respectively.  The shares of Common Stock purchased by the Reporting Person were acquired to cover the 10,000 Shares of Common Stock sold short, and were acquired using ECH’s existing funds.

All dollar amounts are in U.S. dollars.

ITEM 4.               Purpose of Transaction

Austin, as sole Managing Member of ECH, and as Trustee for a family trust, is filing this Amendment No. 14 to the Statement on Schedule 13D because he was deemed beneficial owner of more than 5% of the Company’s Common Stock.  Austin, as sole Managing Member of ECH, and as Trustee for a family trust, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the pharmaceutical industry in general, with a view toward determining whether to hold, decrease, or from time to time add to these investments in Common Stock.  The transactions to which this Amendment No. 14 relate were made by Austin solely for estate planning purposes.  Austin, as sole Managing Member of ECH, and as Trustee for a family trust, has no present plans or intent to make proposals which relate to or would result in any action enumerated from subparagraph (b) through subparagraph (j) of Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP No. 15100K201	Page 5 of 5 Pages

ITEM 5.                      Interest in Securities of the Issuer

(a)           Austin is deemed beneficial owner of 3,843,168 shares of Common Stock in his capacity as Trustee for a family trust and as sole Managing Member of ECH.  ECH is deemed beneficial owner of 3,603,168 shares of Common Stock.  Based on the 78,433,916 shares of Common Stock outstanding as of November 18, 2013, based on the Company’s prospectus supplement filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on November 14, 2013 and the Company’s press release announcing the completion of its public offering of Common Stock on November 18, 2013, Austin and ECH’s deemed beneficial holdings represent, respectively, 4.90% and 4.59% of the Company’s Common Stock.
(b)           As Trustee of a family trust, Austin has the sole power to vote or to dispose or direct the disposition of 240,000 shares of Common Stock.  As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 3,603,168 shares of Common Stock.

(c)           No transactions in the Company’s Common Stock have been effected by the Reporting Persons during the last 60 days except the following transactions, which were open market transactions. Where applicable, prices do not include brokerage fees.

Reporting Person	Transaction	Date	Quantity	Price Per Unit
Austin, on behalf of ECH	Sale	11/11/13	150,000	$3.4349
Austin, on behalf of ECH	Short Sale	11/12/13	10,000	$3.3238
Austin, on behalf of ECH	Purchase	11/12/13	10,000	$3.1271

(d)           No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)           The Reporting Persons ceased to be the beneficial owner of more than five percent of the Company’s Common Stock on November 18, 2013.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 21, 2013	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH